Exhibit 99.1

News Release

May 7, 2021

TELUS reports operational and financial results for first quarter 2021

Industry-leading customer net additions of 145,000, reflecting strong demand for our superior connected experiences, innovative product set and premium bundled offerings

Industry-leading mobility loading with mobile phone net additions of 31,000, an increase of 10,000 over the prior year, backed by the best customer experience and world-leading churn, along with 63,000 connected device net additions, up 14,000 over last year

Industry-best fixed customer net additions of 51,000, up 15,000 over the prior year, powered by TELUS PureFibre and world-leading customer loyalty

Continued strong momentum in TELUS International combined with impressive annual outlook, reflecting contributions from acquisitions, as well as strong organic customer growth

TELUS Health services revenue was up a robust 10 per cent, driven by accelerated demand for virtual care, which has seen Canadian members nearly triple over the past 12 months to 2.0 million, reducing exposure and delivering improved health outcomes

First quarter consolidated revenue and EBITDA growth of 8.9 per cent and 1.9 per cent respectively, showcasing continued resilience and strength in execution excellence, in the midst of an unprecedented operating environment

Free cash flow updated to approximately $750 million, reflecting the strategic acceleration of our broadband network investment program

Quarterly dividend increased to $0.3162 per share, up 8.6 per cent over the prior year

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2021. Consolidated operating revenues and other income increased by 8.9 per cent over the same period a year ago to $4.0 billion. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 3.7 per cent to $1.5 billion while Adjusted EBITDA was higher by 1.9 per cent. This growth reflects: i) higher fixed data service margins resulting from subscriber base growth and expanded services; ii) growth in our mobile subscriber base and mobile equipment margins; iii) growth from business acquisitions (net of associated support costs); iv) an increased contribution from our Digitally-led customer experiences – TELUS International (DLCX) segment from business acquisitions and expanded services; and v) enhanced cost efficiency programs. This growth was partly offset by the non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest of an acquired subsidiary, the lingering impacts of the COVID-19 pandemic, lower legacy fixed voice and legacy fixed data services, and higher employee benefits expense.

“TELUS once again achieved strong operational and financial results in the first quarter, in both of our operating segments of TELUS Technology Solutions (TTech) and Digitally-Led Customer Experiences - TELUS International (DLCX),” said Darren Entwistle, President and CEO. “Our continued execution excellence, realized against the backdrop of an unprecedented operating environment, was characterized by the ongoing combination of robust, high-quality and profitable customer growth, alongside strong financial results across our business. This solid performance reflects the effectiveness of our world-leading performance culture, underpinned by our highly engaged team, and their dedication and passion for delivering outstanding connected experiences. This contributed to industry-leading customer net additions of 145,000 and leading customer loyalty across our key mobile and fixed product lines. Notably, mobile phone, internet, Optik TV and Smart Home Security churn were all once again below one per cent in the first quarter, whilst postpaid churn is now in its eighth consecutive year of industry-best churn below one per cent.”

“Furthermore, our results are buttressed by our highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals. Indeed, for the full year 2021, TELUS International today announced that it is targeting double-digit revenue and EBITDA growth, showcasing the significant global opportunities it has to drive digital transformation journeys for its existing and prospective clients, and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes.”

“Meanwhile, within our health portfolio, we are leveraging our technology leadership to deliver improved health outcomes for citizens through access to better health information. While the pandemic has disrupted the operations of our TELUS Health Care Centres since March 2020, our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians, including the accelerated adoption of virtual consultations as reflected in our growing virtual care user base. In the first quarter, Health services revenue was up a robust 10 per cent, driven by accelerated demand for virtual care, which has seen its number of members nearly triple over the past 12 months to 2 million, whilst clinic visits and preventative health services moderated substantially through pandemic-related lockdowns. We are confident that the increased healthcare related disclosure, which we are introducing today, will provide meaningful insight into the valuable asset we are creating as a world-leading provider of digital healthcare technology solutions.”

“Our first quarter performance was backed by strong digital capabilities and superior service offerings over our world-leading wireless and fibre broadband networks,” added Darren. “At a time when network connectivity is more important than ever, TELUS was again recognized as the best mobile network in Canada for the ninth time in UK-based Opensignal’s Mobile Network Experience Report February 2021. TELUS took first place for Video Experience, Voice App Experience, Download Speed Experience, Upload Speed Experience, and tied for first in 4G Availability, 4G Coverage Experience, and Games Experience. Opensignal further acknowledged our next-generation 5G network with six awards for superiority in respect of speed and coverage in their Canada 5G User Experience Report. Similarly, Canada-based Tutela named TELUS the best mobile experience provider in Canada in their Canada: State of Mobile Network March 2021 report. In addition, Seattle-based Ookla subsequently named TELUS the fastest mobile operator in Canada for the third quarter in a row in their Global Index Market Analysis for Q1 2021.”

“TELUS’ network leadership will be significantly bolstered by our accelerated broadband investment program, announced in March,” further commented Darren. “Our successful $1.3 billion equity offering will underpin the unique strategic opportunity we have to pull-forward the expansion of TELUS’ leading PureFibre network in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of our national 5G network and digital experience. Investing from a position of strength and leadership, these transformational investments will significantly bolster TELUS’ leading customer experience and competitive position, including the enablement of up to 225,000 additional rural and urban premises with fibre technology, and enhancing the speed and coverage of our world-leading wireless network. These generational investments will fuel enhanced customer growth and operating efficiencies, supported by the accelerated de-commissioning of our copper infrastructure. This will drive positive cash flow benefits as TELUS completes the expedited build, alongside a faster than expected reduction in capital expenditures beginning in 2023. Importantly, this initiative will further support the advancement of our financial and operational performance, strengthening our confidence in the robust outlook for our business and the long-term sustainability of our industry-leading dividend growth program, now in its eleventh year.”

“Our TELUS team continues to give, with their hearts and their hands, to support Canada’s COVID-19 relief efforts,” expressed Darren. “By way of example, nearly 1,800 TELUS team members are supporting the health and well-being of our fellow citizens through the Government of B.C.’s Immunize B.C. initiative. Due in part to our team’s efforts, we have been able to significantly accelerate the phased vaccination rollout, including more than one million vaccination appointment bookings for eligible British Columbians, providing hope of better days ahead. We are offering further support through eight of our 13 Health for Good mobile clinics across Canada, which provided over 500 vaccinations in the first quarter, as well as close to 18,000 COVID-19 assessments for marginalized populations since the start of the pandemic. Similarly, through our Mobility for Good program, we are providing wireless connectivity to youth leaving foster care and low-income seniors, two groups within our community that continue to be disproportionately impacted by the pandemic. Since its inception, the program has supported 24,000 Canadians, further demonstrating that Canadians can count on the TELUS team, day-in and day-out.”

Doug French, Executive Vice-president and CFO said, “Our first quarter results announced today demonstrate the resiliency of our business, our leading execution and the critical importance of providing world-leading broadband experiences along with superior bundled solutions. These results are further enhanced by the strength and diversity of our fast-growing asset mix centred around higher-valued technology oriented sectors. In that regard, our TELUS International, TELUS Health and TELUS Agriculture assets all delivered strong revenue growth driven in part by recent acquisitions, as well as organic growth, as those businesses successfully drive new customer growth.”

Doug added “With our strategic decision to pull forward capital expenditures to accelerate our broadband build program, focused on enhancing our fibre and 5G network coverage over the next 18 months, today we are increasing our capital expenditure guidance for 2021 by $750 million to approximately $3.5 billion. As a result of this pull forward of capital investments, we now expect free cash flow to be approximately $750 million in 2021, while our growth targets for consolidated revenue and Adjusted EBITDA for the full year remain unchanged. Additionally, upon completion of our accelerated broadband build in 2022, we anticipate capital expenditures to decline to $2.5 billion or less, beginning in 2023.”

“Based on our healthy balance sheet position, combined with confidence in our sustainable future free cash flow growth, today we announced a dividend increase to $0.3162 per share. We are excited for the long-term outlook of our business. Indeed, in Canada, we have exciting opportunities in front of us to support the economic recovery, leveraging our world-leading networks that will enable new growth opportunities and unlock new revenue streams. Furthermore, our international businesses are benefiting from a growing global economy and have significant opportunities to drive technology innovation as they look to deliver superior customer experiences and digitize workflows,” concluded Doug.

In the quarter, we added 145,000 new customer additions, up 39,000 over last year, and inclusive of 31,000 mobile phones, 63,000 connected devices, in addition to 33,000 internet, 11,000 TV and 17,000 security customer connections. This was partly offset by low residential voice losses of 10,000. Our total TTech subscriber base of 16.1 million is up 5.5 per cent over the last twelve months, reflecting a 3.3 per cent increase in our mobile phones subscriber base to approximately 9.0 million, and a 17 per cent increase to our connected devices subscriber base to approximately 1.9 million. Additionally, our internet connections grew by 7.4 per cent over the last twelve months to approximately 2.2 million customers, our TV subscriber base increased by 5 per cent to approximately 1.2 million, and our security customer base expanded by 16 per cent to 724,000.

Free cash flow of $321 million decreased by $224 million or 41 per cent over the same period a year ago, resulting primarily from: i) increased income tax payments, as income tax instalment payments in the first quarter of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their COVID-19 pandemic responses; ii) the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment device financing program; iii) higher lease principal payments; iv) higher restructuring and other costs disbursements; v) higher interest paid; and vi) higher capital expenditures. These factors were partly offset by higher EBITDA. Excluding cash taxes, free cash flow of $541 million decreased by $128 million or 19 per cent.

Consolidated capital expenditures increased by $20 million in the first quarter of 2021, due to increased investments in our 5G network, the accelerated purchase of equipment and higher capital expenditures to support subscriber growth, and accelerated investments to increase system capacity and reliability. These increases were partially offset by the timing of our fibre build activities. With our ongoing investments, we are advancing wireless speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, healthcare and agriculture solutions.

At the end of the quarter, our TELUS PureFibre network covered over 2.5 million premises, reflecting an increase of approximately 240,000 fibre premises over the last twelve months. By March 31, 2021, our 5G network covered more than 10.6 million Canadians, representing over 28 per cent of the population.

For the quarter, net income of $333 million decreased by 5.7 per cent over the same period last year and Basic earnings per share (EPS) of $0.25 decreased by 11 per cent. These declines are driven by increased depreciation and amortization; non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest of an acquired subsidiary; the lingering impacts of the COVID-19 pandemic; lower legacy fixed voice and legacy fixed data services; higher employee benefits expense; and, as it relates to EPS, higher shares outstanding.

When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, and non-controlling interests, adjusted net income of $359 million decreased by $41 million or 10 per cent in the first quarter of 2021, while adjusted basic EPS of $0.27 was down 16 per cent.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2021	2020	change
Operating revenues and other income	4,024	3,694	8.9
Operating expenses before depreciation and amortization	2,563	2,285	12.2
EBITDA(1)	1,461	1,409	3.7
Adjusted EBITDA(1)(2)	1,503	1,475	1.9
Net income	333	353	(5.7)
Adjusted net income(1)	359	400	(10.3)
Net income attributable to common shares	331	350	(5.4)
Basic EPS ($)	0.25	0.28	(10.7)
Adjusted basic EPS(1) ($)	0.27	0.32	(15.6)
Capital expenditures(3)	685	665	3.0
Free cash flow(1)	321	545	(41.1)
Total subscriber connections(4) (thousands)	16,072	15,241	5.5

(1)	EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)	Adjusted EBITDA for the first quarters of 2021 and 2020 excludes restructuring and other costs of $41 million and $60 million respectively, and other equity losses related to real estate joint ventures of $1 million and $6 million respectively.

(3)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 in our interim consolidated financial statements for further information.

(4)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition. Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (ABPU/ARPU and churn). Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

First Quarter 2021 Operating Highlights

Commencing with the three-month period ended March 31, 2021, we have now transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The Digitally-led customer experiences – TELUS International (DLCX) segment is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020 and into 2021. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2020 unless otherwise indicated.

TELUS technology solutions (TTech)

•	TTech external operating revenues and other income increased by $197 million or 6.0 per cent in the first quarter of 2021, from the increase in mobile and fixed equipment and other service revenues, fixed data services revenues, and health services revenues, as described below.

•	TTech EBITDA increased by $35 million or 2.7 per cent in the first quarter of 2021, while Adjusted EBITDA increased by $23 million or 1.8 per cent, which reflected an increase in direct contribution from mobile and fixed products and services as outlined below, and savings achieved from the enhanced cost-savings initiatives in response to the economic impacts of the pandemic. These impacts were partially offset by higher employee benefits expense and other costs related to business acquisitions and growth in business operations.

Mobile products and services

•	Mobile network revenue decreased by $8 million or 0.5 per cent in the first quarter of 2021, due to declining mobile phone ARPU primarily from reduced roaming related to travel restrictions and chargeable data usage revenue, as discussed below, partly offset by growth of 5.5 per cent in the mobile phones and connected devices subscriber base over the past 12 months, in addition to growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier mobile plans.

•	Mobile equipment and other service revenues increased by $100 million in the first quarter of 2021, reflecting higher handset upgrade volumes and higher-value smartphones in the sales mix. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in the first quarter of 2021.

•	TTech mobile products and services direct contribution increased by $23 million or 1.7 per cent in the first quarter of 2021, due to higher equipment margins, lower commissions expenses as we continue to drive customer transactions to digital channels in addition to lower contracted volumes in prior periods, and lower roaming expenses, partly offset by lower network revenues as described above.

•	Mobile phone ABPU was $68.79 in the first quarter of 2021, a decrease of $3.19 or 4.4 per cent,. This decrease reflects the lingering impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions, which has hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage, as more people work from home and offload their mobile device traffic onto Wi-Fi networks. Mobile phone ABPU was also impacted by continued declines in chargeable data usage and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. The decline in mobile phone ABPU was partly offset by growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier mobile plans, in addition to higher-value smartphones in the sales mix in the current and prior periods.

•	Mobile phone ARPU was $56.10 in the first quarter of 2021, a decrease of $2.14 or 3.7 per cent, representing the third consecutive quarter of moderating year-over-year decline. Mobile phone ARPU was impacted by the same items noted above for mobile phone ABPU, with the exception of: (i) our TEUS Easy Payment device financing program; (ii) devices with subsidies; and (iii) contracted device upgrades.

•	Mobile phone gross additions were 270,000 in the first quarter of 2021, an increase of 5,000, as growth in high-value customer additions, successful promotions including the bundling of our mobility and home services, expanded channels, and the enhanced capabilities of our digital footprint have more than offset the estimated impacts of the pandemic such as customers reducing their general shopping habits in retail outlets along with mandated capacity restrictions.

•	Mobile phone net additions were 31,000 in the first quarter of 2021, an increase of 10,000, as our strong execution in our digital sales channels, successful efforts to drive high-value customer additions and lower churn more than offset the estimated impacts of the pandemic.

•	Our mobile phone churn rate was 0.89 per cent in the first quarter of 2021, compared to 0.94 per cent in the first quarter of 2020. The decrease reflects the estimated impacts of the pandemic, including changing customer behaviour due to travel restrictions and customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions. This was in addition to the utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back program and TELUS Family Discount offerings, our successful bundling of mobility and home services, and our focus on executing customers first initiatives and upgrade volume programs, as well as our leading network quality.

•	Connected device net additions were 63,000 in the first quarter of 2021, an increase of 14,000, primarily due to increased demand for IoT solutions. Connected device net additions are inclusive of approximately 10,000 tablet net losses in the first quarter of 2021 which was flat compared to the prior year.

Fixed products and services

•	Fixed data services revenues increased by $102 million in the first quarter of 2021. The increase was driven by: (i) increased internet and third wave data service revenues, reflecting a 7.4 per cent increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) increased revenues from home and business security driven by expanded services and customer growth; and (iv) higher TV revenues, reflecting subscriber growth of 5.0 per cent over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

•	Fixed voice services revenues decreased by $22 million in the first quarter of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings, successful retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was limited to 3.1 per cent, compared to a 3.7 per cent decline in residential voice subscribers for the 12 month period ended March 31, 2020.

•	Fixed equipment and other services revenues increased by $11 million in the first quarter of 2021, reflecting a higher volume of home and business security equipment sales and data equipment sales.

•	TTech fixed product and services direct contribution increased by $44 million or 4.2 per cent in the first quarter of 2021, due to growth in margins of internet and smart food-chain technology, partly offset by declining legacy data and legacy voice margins.

•	Internet net additions were 33,000 in the first quarter of 2021, an increase of 7,000, reflecting continued net new demand from consumers and businesses for our TELUS PureFibre service as we continued to keep our customers connected through a range of installation options. The increase also reflects lower customer churn resulting from our customers first initiatives and retention programs, the success of our bundled product offerings, including the adoption of the TELUS Whole Home bundle and our bundling of mobility and home services, and reduced switching activity between providers due to the COVID-19 pandemic.

•	TV net additions were 11,000 in the first quarter of 2021, an increase of 3,000, mainly due to a lower customer churn rate from strong retention efforts, the success of our bundled product offerings and reduced switching activity due to the pandemic.

•	Security net additions were 17,000 in the first quarter of 2021, an increase of 2,000, driven by strong growth as we continued to keep our customers connected and protected by offering a range of installation options, and by demand for our bundled product offerings. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 307,000 over the past 12 months.

•	Residential voice net losses were limited to 10,000 in the first quarter of 2021, compared to residential voice net losses of 13,000 in the first quarter of 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

•	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

•	Health services revenues increased by $11 million or 9.8 per cent in the first quarter of 2021. The increase was driven by business acquisitions, higher revenues from the accelerated adoption of our virtual care solutions, as well as growth in healthcare provider solutions. This was partly offset by the lingering impacts of the pandemic, including reduced health benefits claims and lower in-clinic services in our TELUS Health Care Centres.
•	Virtual care members were 2.0 million as of the end of the first quarter of 2021, an increase of 1.3 million over the past 12 months, mainly due to the accelerated demand for virtual solutions to keep Canadians safely connected with health and wellness care during the pandemic, and a business acquisition in the fourth quarter of 2020. Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.
•	Healthcare lives covered were 17.5 million as of the end of the first quarter of 2021, an increase of 2.9 million over the past 12 months, primarily due to the accelerated demand for virtual solutions. Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).
•	Digital health transactions were 133.3 million in the first quarter of 2021, a decrease of 6.4 million, largely driven by a lower number of adjudication transactions and collaborative health transactions, as plan members chose to defer utilization of elective health services during the pandemic, partly offset by growth in our digital pharmacy business. Digital health transactions means the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

Digitally-led customer experiences – TELUS International (DLCX)

•	DLCX operating revenues (arising from contracts with customers) increased by $165 million in the first quarter of 2021. The increase was primarily driven by business acquisitions, including one additional month of Competence Call Centre (CCC)’s operating results as the comparative quarter reflected two months of CCC’s operating results, as well as organic growth in our customers, which was due to a combination of new clients as well as growth in the depth and breadth of services offered to our existing customers. This growth was offset in part, by a negative foreign exchange impact in the first quarter of 2021 driven by the strengthening of the Canadian dollar compared to the U.S. dollar, the primary operating currency of DLCX.

•	DLCX other income decreased by $32 million in the first quarter of 2021, largely related to the non-recurrence of the comparative period’s decrease of a provision arising from a business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient, which was settled in the second quarter of 2020.

•	DLCX EBITDA increased by $17 million or 15.4% and Adjusted EBITDA increased by $5 million or 3.0% in the first quarter of 2021. While EBITDA increased in absolute dollars, EBITDA margin declined by 2.2 percentage points. The decline in EBITDA margin is due to the non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest in Xavient, the negative foreign exchange impact as a result of the strengthening of the Canadian dollar compared to the U.S. dollar between the first quarters of 2021 and 2020, and the contribution from Lionbridge AI, which is a lower margin business.

Financial targets for 2021

TELUS’ consolidated financial targets for 2021 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2020 annual MD&A.

As announced on March 25, 2021, TELUS intends to strategically bring forward transformational capital investments in broadband connectivity, including fibre and 5G, to enhance our industry-best customer experience, leading networks and competitive position. Investing from a position of strength and leadership, this accelerated broadband expansion program will significantly enhance TELUS’ fibre buildout across key markets in British Columbia, Alberta and Eastern Quebec, as well as advance investments related to the expansion of our 5G footprint, including network readiness for 5G spectrum and system upgrades. Approximately $750 million of the accelerated capital investments has been earmarked for 2021, over and above our previous target of $2.75 billion, dependent upon our ability to ramp-up resources and suppliers.

As shown in the table below, TELUS’ 2021 consolidated financial targets for Free cash flow and Capital expenditures have been updated to reflect this capital acceleration program.

	Original 2021 targets ($ millions)	Updated 2021 targets ($ millions)
Revenues and other income	8 to 10 per cent	8 to 10 per cent unchanged
Adjusted EBITDA(1)	6 to 8 per cent	6 to 8 per cent unchanged
Free cash flow(2)	Approximately 1,500	Approximately 750 down 750
Capital expenditures(3)	Approximately 2,750	Approximately 3,500 up 750

(1)	Adjusted EBITDA excludes the following: restructuring and other costs, and other equity losses related to real estate joint ventures, as well as a retirement of a provision arising from business acquisition-related written put options within DLCX. In 2021, total restructuring and others costs are expected to be approximately $150 million, as compared to $259 million in 2020.

(2)	Before dividends paid.

(3)	Excludes expenditures for spectrum licences.

In 2021, we expect the COVID-19 pandemic to continue to have significant impacts on our business, primarily in the first half of the year, attributed to economic factors such as continued travel advisories and border restrictions, decreasing business and consumer travel continuing to impact our roaming revenues and subsequent business lockdowns, and/or reduced scope of operations impacting our TELUS Health Care Centres. We expect that the availability, distribution and effectiveness of COVID-19 vaccinations to the general population will occur by the second half of 2021, which will allow for the gradual re-opening of the global economy and areas where we conduct business. We expect that the COVID-19 pandemic impacts in 2021 will be similar to 2020. Our assumptions for 2021 are set out in Section 9.3 TELUS assumptions for 2021 in the 2020 annual MD&A.

The preceding disclosure respecting TELUS’ 2021 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2020 annual MD&A filed on February 11, 2021 on SEDAR, especially Section 10 Risks and Risk Management thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 TELUS assumptions for 2021 in the 2020 annual MD&A.

TELUS International announces annual guidance

TELUS International (TI) today announced its annual financial targets for 2021. Please refer to TI’s first quarter of 2021 earnings release dated May 7, 2021 for additional details.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.3162 per share on the issued and outstanding Common Shares of the Company payable on July 2, 2021 to holders of record at the close of business on June 10, 2021. This second quarter dividend for 2021 reflects an increase of 8.6 per cent from the $0.29125 per share dividend declared one year earlier.

Approval of transfer of 3500 MHz spectrum licences

During the quarter, TELUS acquired 3500 MHz spectrum licences via commercial transactions. TELUS acquired 50 MHz in the urban cores of Edmonton, Guelph/Kitchener, London, Ottawa, and Winnipeg, as well as 50 MHz in East Kootenay and 25 MHz in Whistler. The acquisition of 3500 MHz spectrum augments TELUS’ current portfolio of spectrum holdings.

Hazel Claxton and Sean Willy to join TELUS Board of Directors

TELUS is pleased to announce Hazel Claxton and Sean Willy as new nominees to our Board of Directors, to be elected at the TELUS annual general meeting held today, May 7, 2021, further broadening the experience, skills and diversity of our Board.

Hazel is a corporate director. She served as Executive Vice President and Chief Human Resources Officer with Morneau Shepell Inc. from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of the University Pension Plan Ontario, Unity Health Toronto, and Queen’s University where she is Vice Chair. Previously, she was on the boards of St. Michael’s Hospital and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Sean is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently a member of the Canadian Government’s Indigenous Innovation Housing Committee. In the past, he has served as Chair of the Mining Association of Canada’s Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $622 million in taxes in the first quarter of 2021 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted approximately $35 billion in taxes and spectrum since 2000.

•	Investing approximately $685 million in capital expenditures primarily in communities across Canada in the first quarter of 2021 and approximately $45 billion since 2000.

•	Spending $2.0 billion in total operating expenses in the first quarter of 2021, including goods and service purchased of approximately $1.4 billion. Since 2000, we have spent $134 billion and $90 billion respectively in these areas.

•	Generating a total team member payroll of $0.7 billion in the first quarter of 2021, including payroll taxes of $69 million. Since 2000, total team member payroll totals $51 billion.

•	Returning approximately $807 million in dividends through two quarterly dividend payments declared through April 2021 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $19 billion to shareholders through our dividend and share purchase programs, including $14 billion in dividends, representing approximately $15 per share.

Community Highlights

Continuing our COVID-19 response

•	The TELUS Friendly Future Foundation (TFFF) and Community Boards are directing all 2021 support to charitable initiatives helping vulnerable populations through the pandemic and recovery process. Year to date, TFFF approved $1.3 million in Community Board grants to 94 charitable projects.

•	Working in partnership with the TFFF to launch our “In Their Honour” campaign, which raised funds to support charitable causes that assist communities most impacted by the pandemic and help vulnerable populations.

•	230,000 safe Acts of Giving by the TELUS family this quarter, including 61,000 recorded volunteer hours, to help those that need it most.

Prioritizing health and wellbeing

•	Directly supporting COVID-19 health crisis response with five of our 13 clinics now also providing vaccines. Completed 5,000 assessments and over 500 vaccinations in the quarter. Since the start of the pandemic, our mobile clinics have provided 18,000 COVID-19 assessments.

•	Launched two new Health for Good clinics in Vancouver and Toronto.

•	Our 13 mobile health clinics, operating in 11 communities across Canada, supported close to 9,000 visits in the quarter, resulting in over 58,000 cumulative visits since their launch.

•	62,000 Canadians participated in online TELUS Wise education workshops this quarter, including 47,000 youth attendees at our TELUS Be Brave #EndBullying online event on February 24.

Ensuring access to vital connectivity

•	Added 4,500 new households to Internet for Good this quarter, resulting in 95,000 low income family members and persons with disabilities benefiting from low cost internet since the launch of the program.

•	Across Mobility for Good, added over 3,100 youth and seniors, providing a subsidized wireless plan to stay in touch with loved ones and to maintain vital support networks. Across our broader program, 24,000 Canadians have benefited since the launch of the program.

•	Extended our $0 mobility plan support until August 31 for the more than 14,200 plans and devices donated as part of our Mobility for Good COVID response program, bringing our total value in kind donation to over $16 million.

Driving social innovation

•	This quarter, we announced a TELUS Pollinator Fund for Good investment in Raven Capital’s inaugural Indigenous Impact Fund. Together, we will ensure greater opportunities for Indigenous businesses and entrepreneurs, while helping to bridge the socio-economic digital divide experienced by Indigenous Peoples and communities.

Evolving our brand promise

•	In February, we launched our new brand promise ‘Let’s make the future friendly’- inviting Canadians to join us in creating remarkable human outcomes together; amplifying that every connection with TELUS is a promise to help create a better future for Canadians through our network that gives back.

•	Named Canada’s Most Respected Mobile Service Provider for leadership in customer service and community giving by Canada’s Most Respected Awards program established by DART Insight & Communications, ranking first out of 22 mobile service providers.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2021 conference call is scheduled for Friday, May 7, 2021 at 1:30pm ET (10:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 7, 2021 at 1-855-201-2300. Please use reference number 1253050# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our consolidated financial targets, outlook, updates, our multi-year dividend growth program and our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2021 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2020 annual MD&A, remain the same, except for the following updates:

•	Our revised estimates for 2021 GDP growth in Canada, B.C., Alberta, Ontario and Quebec are 5.9%, 5.7%, 5.6%, 5.7% and 5.8%, respectively (compared to 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively, as reported in our 2020 annual MD&A).

•	Our revised estimates for 2021 annual unemployment rates in Canada, B.C. and Alberta are 7.7%, 6.7% and 9.6%, respectively (compared to 7.8%, 6.9% and 9.9%, respectively, as reported in our 2020 annual MD&A).

•	Our revised estimates for 2021 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 232,000 units, 39,000 units, 28,000 units, 82,000 units and 60,000 units, respectively (compared to 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively, as reported in our 2020 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our Q1 2021 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new privacy rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International financial performance which impacts our financial performance.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

•	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction scheduled to take place in June 2021 and the millimetre wave spectrum auction, which the Minister of Innovation, Science and Industry stated is expected to commence in 2021, but we believe may not take place until 2023 or later, and the announcement of a formal consultation on the auctioning of the 3800 MHz spectrum, expected to take place in 2023. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement, our ability to maintain our unique culture as we grow, the risk that certain independent contractors of TI’s Lionbridge AI business could be classified as employees, and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under a normal course issuer bid (NCIB) if and when we implement one and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that any NCIB will be implemented, maintained, unchanged and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2021 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended March 31
C$ and in millions	2021	2020	Change
Net income attributable to Common Shares	331	350	(19)
Add (deduct):
Restructuring and other costs, after income taxes	27	47	(20)
Income tax-related adjustments	—	(3)	3
Other equity losses related to real estate joint ventures	1	6	(5)
Adjusted Net income	359	400	(41)

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2021	2020	Change
Basic EPS	0.25	0.28	(0.03)
Add:
Restructuring and other costs, after income taxes, per share	0.02	0.04	(0.02)
Adjusted basic EPS	0.27	0.32	(0.05)

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation
	Three months ended March 31
C$ and in millions	2021	2020
Net income	333	353
Financing costs	207	192
Income taxes	132	139
Depreciation	524	523
Amortization of intangible assets	265	202
EBITDA	1,461	1,409
Add restructuring and other costs included in EBITDA	41	60
EBITDA – excluding restructuring and other costs	1,502	1,469
Add other equity losses related to real estate joint ventures	1	6
Adjusted EBITDA	1,503	1,475

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Three months ended March 31
C$ and in millions	2021	2020
EBITDA	1,461	1,409
Deduct non-cash gains from the sale of property, plant and equipment	—	(3)
Restructuring and other costs, net of disbursements	(12)	12
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	52	112
Effects of lease principal (IFRS 16 impact)	(123)	(84)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	27
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	35	23
Net employee defined benefit plans expense	26	27
Employer contributions to employee defined benefit plans	(16)	(15)
Interest paid	(199)	(177)
Interest received	2	3
Capital expenditures (excluding spectrum licences)[1]	(685)	(665)
Free cash flow before income taxes	541	669
Income taxes paid, net of refunds	(220)	(124)
Free cash flow	321	545

(1)	Refer to Note 31 of the consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter, and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com